CONSULTING SERVICES AGREEMENT

THIS CONSULTING SERVICES AGREEMENT (hereinafter referred to as the "Agreement") dated this 1st day of October, 2005, to be effective as of the 1st day of October, 2005 (hereinafter referred to as the "Effective Date"), by and between Medical International Technology, Inc. (hereinafter referred to as the "Company"), a Colorado corporation with its executive offices located at 2281, Guenette Montreal (Saint-Laurent) QC Canada H4R 2E9, and Mr. Geoffrey Armstrong, through his company, Kouzelne Mesto Ltd., a company legally incorporated in the Czech Republic (hereinafter referred to as the "Consultant"), with his residence address located at V Domcich 60/20 Prague 6, Czech Republic 162 00.

WITNESSETH:

WHEREAS:

1.   The Company is a developer and manufacturer of patented needle free jet injectors for human and animal inoculation,

2.   The Consultant has certain expertise in the Administration and Compliance requirements of public companies such as the above-described Company,

3.   The Company desires to retain the Consultant and the Consultant desires to be retained by the Company upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual promises and agreements hereinafter set forth, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   <u>Responsibilities</u>. The Company hereby retains the Consultant to act as the Administrative Manager to the Company and the Consultant hereby accepts and agrees to such retention. The Consultant, in his capacity as the Administrative Manager of the Company, will assist the Chief Executive Officer of the Company in the management and direction of the overall programs and activities of the Company in the day-to-day public, legal and regulatory administration of the business of the Company. In addition, the Consultant will have and perform such other duties as are customarily performed by one holding such position in other businesses or enterprises that are the same as or similar to that engaged in by the Company, and will have and perform such unrelated duties and services as may be assigned to him from time to time by the Board of Directors or the Chief Executive Officer of the Company. The Consultant agrees to abide by the Company policies and procedures established from time to time by the Company. The exact nature of the duties of the Consultant will be more fully outlined and defined in a formal job description between the Company and the Consultant, copies of which, as amended from time to time, will be attached hereto as APPENDIX A, and incorporated herein by this reference. The Consultant will accept from the Company, as full compensation for his services, the compensation in the form of cash as provided in subsection a of Section 4 below.

2.   Best Efforts of Consultant. The Consultant agrees that he will at all times faithfully, industriously and to the best of his ability, experience and talents perform to the reasonable satisfaction of the Company all of the duties that may be required of and from him pursuant to the express and implicit terms of this Agreement. Such duties will be rendered at such place or places and during such hours as the Company will in good faith require or as the interest, needs, business or opportunity of the Company will require.

3.   Term. The term of this Agreement will be a period of one year, commencing 1st day of October, 2005, and terminating September 30, 2006, subject, however, to prior termination as hereinafter provided.

4.   Compensation of Consultant.

a.   Fees: the Company will pay the Consultant cash based on the rate of $60,000 per annum, payable in installments of $5,000 once per month on the 1st day of each month, in advance, during the term of this Agreement. This fee payment of will be subordinated to the needs of the Company.

b.   Options: the Company will grant to the Consultant an option exercisable to purchase an aggregate of seven million and five hundred thousand (7,500,000) shares of the authorized and unissued $0.0001 par value Common Stock of the Company at an exercise price of four cents ($0.04) per share during the period from October 3, 2005, through October 3, 2007, as additional consideration for services performed under the terms and conditions of this Agreement. The shares of Common Stock to be issued upon the exercise of the options shall be "restricted securities" as defined in Rule 144 of the General Rules and Regulations under the Securities Act of 1933, as amended (hereinafter referred to as the "Act"), and may not be sold unless registered pursuant to the Act or in accordance with the terms of Rule 144. The retention of the Consultant by the Company under the terms of this Agreement shall be a pre-condition of the exercise of the option.

5.   Expenses. The Consultant will be authorized to incur reasonable expenses in the performance of his responsibilities pursuant to this Agreement, including expenses for business entertainment, business travel and similar items and other expenses as approved by the Company, subject to a limit of $100.00 per item or other restrictions as established from time to time by the Company. Any expenses in excess of $100.00 per item must be pre-approved. The Company will reimburse the Consultant for all such expenses within seven days after presentation by the Consultant from time to time of an itemized account of such expenditures.

6.   Termination.

a.   This Agreement may be terminated by the Consultant upon thirty (30) days' prior written notice to the Company. If the Consultant will so terminate this Agreement, the Consultant will be entitled to pay only to the date of such termination.

b.   (i)   The Company may terminate this Agreement at any time in the event of any violation by the Consultant of any of the terms of this Agreement or for cause, as defined below, without notice to the Consultant and with pay only to the date of such termination.

(ii)   Sufficient cause for termination by the Company will be a determination made in good faith and based upon reasonable grounds that the Consultant: (a) has failed to adequately perform his duties hereunder, as determined by the Board of Directors in its sole discretion, or has been substantially absent from retention; (b) has engaged in habitual drunkenness or abusive drugs rendering the Consultant unable to carry our his duties in a responsible manner; (c) has embezzled funds or misapplied assets of the Company; (d) has committed an act with the intent to defraud or hinder the Company; or (e) has been negligent in the performance of the duties owed by the Consultant to the Company.

(iii)   As soon as may be practicable after the termination of the Consultant by the Company for cause, the Board of Directors of the Company will make an investigation of, and allow the Consultant an opportunity to discuss with the Board of Directors, the relevant facts with respect thereto. If the Board of Directors of the Company will determine that the Consultant has been terminated without cause, the Consultant will be reinstated in the position which he held prior to the termination and will receive any compensation accrued or payable during the period of his termination. In such event, any shares of Common Stock or other accrued benefits will be payable to the Consultant as if the Consultant had not been terminated.

(iv)   Any conduct of the Consultant that will constitute cause for termination under the terms of subsection b (ii) of this Section 6 and any breach or evasion of any of the terms of this Agreement by either party hereto will result in immediate and irreparable injury to the injured party and will authorize recourse to injunction and/or specific performance as well as to all other legal or equitable remedies to which such injured party may be entitled hereunder.

c.   Anything herein contained to the contrary notwithstanding, in the event that the Company will discontinue operating its business for any reason including but not limited to insolvency, then this Agreement and the Consultant's retention hereunder will terminate as of the date the Company ceases business operation. For purposes of this Agreement, the Company will be considered to be insolvent if: (i) a petition under Chapters 7, 11 or 12 of the Bankruptcy Reform Act of 1978 has been filed by or against the Company and has not been dismissed within ninety (90) days after filing; or (ii) the Company has made an assignment for the benefit of creditors.

d.   If the Consultant will die during the term of this Agreement, this Agreement and the Consultant's retention hereunder will terminate immediately upon the Consultant's death, provided that the Consultant will be entitled to his salary hereunder to the last day of the month in which such death occurs.

e.   (i)   Notwithstanding anything in this Agreement to the contrary, the Company is hereby given the option to terminate this Agreement and the Consultant's retention hereunder in the event that the Consultant, during the term hereof, will become permanently disabled as defined in subsection e (ii) of this Section 6 below. The Company may exercise such option by giving written notice of termination to the Consultant at any time after the Consultant becomes permanently disabled. This Agreement and the Consultant's retention will terminate as of the date of such notice, provided that the Consultant will be entitled to his salary hereunder to the last day of the month in which such termination occurs.

(ii)   For purposes of this Agreement, the Consultant will be deemed to have become permanently disabled if, because of ill health, physical or mental disability or for other causes beyond his control, he will have been unable or unwilling or will have failed to perform his duties hereunder on ninety per cent of the days during a period of two consecutive months, irrespective of whether or not such days are consecutive.

f.   Upon termination of this Agreement for any reason, the Consultant must immediately return any and all equipment such as communications equipment, computers and related equipment, furniture, office equipment, proprietary papers, customer lists, manuals, files or other documents or copies thereof belonging to the Company. This clause must be adhered to, notwithstanding any disagreement between the Company and the Consultant.

7.   Extent of Service; Self-Dealing. The Consultant will not during the term of this Agreement be engaged in any business activity that conflicts with the Consultant's obligations under this Agreement. The foregoing will not be construed as preventing the Consultant from making investments in other businesses or enterprises.

The Consultant will cooperate with, assist and furnish information upon request to the Board of Directors of the Company and the auditors and legal counsel for the Company. The provisions of this Section 7 will survive termination of this Agreement with respect to matters arising during the period of retention of the Consultant by the Company.

8.   Disclosures of Information. The Consultant recognizes and acknowledges that he has and will have access to certain confidential information of the Company, including, but not limited to, technologies, specifications, intellectual property, software, lists of clients or customers, know-how and other proprietary information, that are valuable, special and unique assets and property of the Company. The Consultant will not, during or after the term of his retention, disclose, without the prior written consent or authorization of the Company, or authorize or permit anyone under his direction or control to disclose any of such information to any firm, person, corporation, association, enterprise or other entity, except to authorized representatives of the Company, for any reason or purpose whatsoever. In this regard, the Consultant agrees that such authorization or consent to disclosure may be conditioned upon the disclosure being made pursuant to a secrecy agreement, protective order, provision of statute, rule, regulation or other procedure under which the confidentiality of the information is maintained in the hands of the person to whom the information is to be disclosed. In the event a third party seeks to compel disclosure of confidential information by the Consultant by judicial or administrative process, the Consultant will promptly notify the Company of such occurrence and furnish to the Company a copy of the demand, summons, subpoena or other process served upon the Consultant to compel such disclosure, and will permit the Company to assume, at the Company's expense but with the Consultant's cooperation, defense of the disclosure demand. In the event the Company does not contest such a third-party disclosure demand under judicial or administrative process or a final judicial order is issued compelling disclosure of confidential information by the Consultant, the Consultant will be entitled to disclose such confidential information in compliance with the terms of such administrative or judicial process or order.

Upon termination of the Consultant's retention by the Company, the Consultant will neither take nor retain any proprietary papers, customer lists, manuals, files or other documents or copies thereof belonging to the Company.

The provisions of this Section 8 will survive the termination of this Agreement. In the event of a breach or threatened breach by the Consultant of the provisions of this Section 8, the Company will be entitled to an injunction restraining the Consultant from disclosing, in whole or in part, such confidential information. Nothing herein will be construed as prohibiting the Company from pursuing any other remedies available to the Company for such breach or threatened breach, including the recovery of damages from the Consultant.

9.   Other Benefits. The Consultant will be entitled to all other benefits contained in the approved Company benefit plan(s) offered to all consultants, subject to the provisions of

such plan(s). Nothing in this Section will be construed to require the Company to maintain any particular benefit plan(s).

          10.   <u>Indemnification</u>.

          a.   The Company agrees that if the Consultant is made a party, or is threatened to be made a party, to any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter referred to as a "Proceeding"), by reason of the fact that he is or was a director, officer or consultant of the Company or is or was serving at the request of the Company as a director, officer, member, consultant or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to executive benefit plans, whether or not the basis of such Proceeding is the Consultant's alleged action in an official capacity while serving as a consultant or agent, the Consultant will be indemnified and held harmless by the Company to the fullest extent legally permitted or authorized by the Company's Articles of Incorporation or Bylaws or resolutions of the Company's Board of Directors or, if greater, by the laws of the State of Colorado, against all cost, expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, taxes or other liabilities or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Consultant in connection therewith, and such indemnification will continue as to the Consultant even if he has ceased to be a consultant or agent of the Company or other entity, with respect to acts or omissions that occurred prior to the cessation of his retention with the Company, and will inure to the benefit of the Consultant's heirs, executors and administrators. The Company will advance to the Consultant all reasonable costs and expenses incurred by him in connection with a Proceeding within 20 calendar days after receipt by the Company of a written request for such advance. Such request will include an undertaking by the Consultant to repay the amount of such advance if it will ultimately be determined that he is not entitled to be indemnified against such costs and expenses.

          b.   Neither the failure of the Company (including its Board of Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of any proceeding concerning payment of amounts claimed by the Consultant that indemnification of the Consultant is proper because he has met the applicable standard of conduct, nor a determination by the Company (including its Board of Directors, independent legal counsel or stockholders) that the Consultant has not met such applicable standard of conduct, will create a presumption that the Consultant has not met the applicable standard of conduct.

          11.   <u>Notices</u>. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be effective upon (a) hand delivery; or (b) facsimile; or (c) email; or (d) fully prepaid express courier service, at the address or number designated below. Notice is deemed to be delivered if delivered on a business day during normal business hours where such notice is to be received or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received):

To the Company:
        Medical International Technology, Inc.
        2281 Guenette
        Montreal (Saint-Laurent), Quebec
        Canada H4R 2E9
        Fax: (514) 339-5750
        Email: kmenassa@mitcanada.ca
        Attention: Mr. Karim Menassa, President

To the Consultant:
        Geoffrey Armstrong,
        V Domcich 60/20
        Prague 6, Czech Republic 162 00
        Email: alphanet@inter.net

Any party may change its address for purposes of this paragraph by giving the other party written notice of the new address in the manner set forth above.

12.   <u>Waiver of Breach</u>. Any waiver by the Company of a breach of any provision of this Agreement by the Consultant will not operate or be construed as a waiver of any subsequent breach by the Consultant.

13.   <u>Assignment</u>. The rights and obligations of the Company under this Agreement will inure to the benefit of and will be binding upon the successors and assigns of the Company.

14.   <u>Applicable Law</u>. It is the intention of the parties hereto that this Agreement and the performance hereunder and all suits and special proceedings hereunder be construed in accordance with and pursuant to the laws of the State of Colorado and that in any action, special proceeding or other proceeding that may be brought arising out of, in connection with or by reason of this Agreement, the laws of the State of Colorado will be applicable and will govern to the exclusion of the law of any other forum, without regard to the jurisdiction in which any action or special proceeding may be instituted.

15.   <u>Severability</u>. All agreements and covenants contained herein are severable, and in the event any of them, with the exception of those contained in Sections 1 and 4 hereof, will be held to be invalid by any competent court, this Agreement will be interpreted as if such invalid agreements or covenants were not contained herein.

16.   <u>Entire Agreement</u>. This Agreement constitutes and embodies the entire understanding and agreement of the parties and supersedes and replaces all prior understandings, agreements and negotiations between the parties, provided that nothing herein will be deemed to restrict or limit the common law duties of the Consultant to the Company.

17. <u>Waiver and Modification</u>. Any waiver, alteration or modification of any of the provisions of this Agreement will be valid only if made in writing and signed by the parties hereto. Each party hereto, from time to time, may waive any of his or its rights hereunder without affecting a waiver with respect to any subsequent occurrences or transactions hereof.

18. <u>Captions and Paragraph Headings</u>. Captions and paragraph headings used herein are for convenience only, are not a part hereof and will not be used in construing this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be effective as of the day and year first above written.

THE COMPANY:

MEDICAL INTERNATIONAL TECHNOLOGY, INC.

<u>   /s/ Karim Menassa   </u>
Karim Menassa, Chairman, President, Director
Medical International Technology, Inc.

THE CONSULTANT:

<u>   /s/ Geoffrey Armstrong   </u>
Geoffrey Armstrong, President,
Kouzelne Mesto Ltd.

APPENDIX A

Geoffrey Armstrong
Administrative Manager

DESCRIPTION OF DUTIES and JOB TITLE
During the term of this Agreement the Consultant agrees to devote his best efforts to perform all duties as will be determined by and at the reasonable discretion of the Company's Board of Directors, and is charged with the responsibilities, duties and functions necessary to assist the Company to meet all of its obligations.

The Consultant job title is Administrative Manager. The Consultant will report to the Board and his main duties will be:

1. The preparation of and assistance with the preparation of all internal corporate documents including corporate resolutions, minutes, changes and amendments to corporate documents as required;

2. The preparation of and assistance with the preparation of all required legal and regulatory documents including but not limited to: disclosure statements and agreements, federal, state and regulatory filing documents including such Registration Statement(s) as required;

3. To assist the Company with the preparation of all required responses resulting from the filing of any of the aforesaid documents and the preparation or assistance with the preparation of any and all required amendments to the aforesaid documents;

4. To oversee the proper maintenance of all required legal and regulatory filings related to the foregoing documents;

5. Assist with the preparation and filing of additional SEC required forms including, but not limited to: Form 10K (Annual Report), Form 10Q (Quarterly Report), Form 8-K (Required report on current event) and Form D (Notice of Sales of Unregistered Securities);

6. To act as liaison with corporate attorneys and auditors on behalf of the Company;

7. To maintain or assist the Company with the proper maintenance of all Company files;

8. To perform any additional duties and responsibilities for the Company at the reasonable instruction of the President of the Company or his designee, provided that such additional duties and responsibilities are within the scope of services contemplated herein.